

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Ram Shankar
Chief Financial Officer
UMB Financial Corporation
1010 Grand Boulevard
Kansas City, MO 64106

     Re: UMB Financial Corporation
         Form 10-K for Fiscal Year Ended December 31, 2023
         File No. 001-38481

Dear Ram Shankar:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Finance